UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69805 / June 20, 2013

Admin. Proc. File No. 3-15185

In the Matter of

TAMIR BIOTECHNOLOGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Tamir Biotechnology, Inc., and the Commission has
not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Tamir Biotechnology, Inc. The order contained in
that decision is hereby declared effective. The initial decision ordered that, pursuant to
Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities
of Tamir Biotechnology, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Tamir Biotechnology, Inc.*, Initial Decision Release No. 488 (May 22, 2013), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 488
ADMINISTRATIVE PROCEEDING
File No. 3-15185

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of   :
                                                         :
MEDIS TECHNOLOGIES LTD.,   :   INITIAL DECISION AS TO
MODERN MEDICAL MODALITIES CORP.,   :   TAMIR BIOTECHNOLOGY,
NATIONAL DATACOMPUTER, INC.,   :   INC.
NEW MEDIA LOTTERY SERVICES, INC.,   :   May 22, 2013
SINO-BON ENTERTAINMENT, INC.,   :
TAMIR BIOTECHNOLOGY, INC.,   :
TECHMEDIA ADVERTISING, INC.   :

APPEARANCES: Alfred A. Day and Neil J. Welch, Jr., for the Division of Enforcement,
                Securities and Exchange Commission

                Craig Carpenito, Zev Bomrind, and Steven Penaro, Esqs., Alston & Bird
                LLP, for Tamir Biotechnology, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Tamir Biotechnology, Inc. (Tamir).[1] The revocation is based on Tamir's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission). Tamir was delinquent in its periodic filings for approximately two years and only filed past-due periodic reports after this proceeding was instituted.

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[1] This proceeding has ended as to the remaining Respondents. See Medis Technologies Ltd., Exchange Act Release No. 68991 (Feb. 27, 2013).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on January 25, 2013. On February 15, 2013, a Show Cause Order was issued, directing Respondents to show cause by February 25, 2013, why they should not be deemed in default and have the proceeding determined against them. Tamir filed a Declaration of Craig Carpenito in Response to Show Cause Order and as Answer to OIP (Answer) on February 25, 2013.

A prehearing conference was held on March 1, 2013, at which time the Division of Enforcement (Division) and Tamir were granted leave to file motions for summary disposition. The Division filed a Motion for Summary Disposition and Brief in Support (Motion), attaching the Declaration of Neil J. Welch, Jr., in Support of Motion (Welch Decl.) and six exhibits (Ex. 1-6), on March 28, 2013. Tamir filed an Opposition to Division's Motion and Brief in Support (Opposition), attaching the Declaration of Jamie M. Sulley (Sulley Decl.) and seven exhibits (Ex. A-G), on April 25, 2013. The Division filed a Brief in Reply (Reply) on May 6, 2013. Briefing on these motions is now complete.

This Initial Decision is based on Tamir's Answer, the Division's Motion, Tamir's Opposition, the Division's Reply, as well as the Commission's public official records concerning Tamir, of which official notice is taken pursuant to Rule 323 of the Commission's Rules of Practice. 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition pursuant to Rule 250 of the Commission's Rules of Practice. 17 C.F.R. § 201.250. The facts in Tamir's pleadings have been taken as true, except as modified by stipulations or admissions made by Tamir, by uncontested affidavits, or by facts officially noted. See id. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Tamir's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Tamir had not filed any required periodic reports since filing a Form 10-Q for the period ended January 31, 2011. OIP, p. 2. In its Opposition, Tamir argues that revocation of its securities registration is inappropriate because it filed Forms 10-K for the years ended July 31, 2011, and 2012, on April 25, 2013, and that it anticipates filing the rest of its delinquent reports by May 10, 2013. Opposition, p. 3. This Office received a letter from Tamir on May 10, 2013, stating that it had become current with its delinquent periodic filings. The Division requests that the registration of Tamir's securities be revoked, noting Tamir's period of delinquency and arguing that, although Tamir has now filed all overdue reports, it has had the resources to comply with its reporting obligations since at least December 14, 2012, but did not engage an auditor to prepare its delinquent reports until March 25, 2013, two months after this proceeding was instituted. Reply, pp. 2-3.

II. FINDINGS OF FACT

Tamir, Central Index Key No. 708717, is a Delaware corporation located in Monmouth Junction, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP, p. 2; Answer, p. 3. As of January 15, 2013, the company's stock (symbol "ACEL") was quoted on OTC Link and had ten market makers. OIP, pp. 2-3; Answer, p. 3; Welch Decl., Exs. 3, 5. The Commission's public official records contained in EDGAR reflect that, at the time this proceeding was initiated, Tamir was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2011, on March 22, 2011.

On May 5, 2012, the Commission's Division of Corporation Finance sent a delinquency letter to Tamir by certified mail stating that Tamir appeared to be delinquent in its periodic filings and warning Tamir that it may be subject to an administrative proceeding to revoke the registration of its securities without further notice if it did not file all required reports within fifteen days of the date of the letter. Welch Decl., Ex. 2. A U.S. Postal Service Domestic Return Receipt reflects that the letter was received on May 7, 2012. Id. On January 25, 2013, the Commission issued a ten-day trading suspension for Tamir stock pursuant to Exchange Act Section 12(k) because of Tamir's reporting delinquency. Welch Decl., Ex. 4.

Tamir is currently engaged in the research, development and commercialization of ONCONASE® as a potential treatment for human papillomavirus (HPV) and Cytomegalovirus (CMV) amongst other human viruses. Opposition, p. 1; Sulley Decl., p. 2. In December 2012, Tamir completed a $1 million private placement from a small group of institutional investors. Sulley Decl., p. 2, Ex. A. Following the private placement, the board of directors appointed a new Chief Financial Officer and President and it relocated its principal executive offices to San Diego, California. Sulley Decl., pp. 2-3, Ex. B. On February 20, 2013, Tamir engaged Alston & Bird LLP to act as its general outside counsel to assist it in complying with Commission regulatory matters, and on March 25, 2013, Tamir engaged Goldman Kurland & Mohidin, LLP as its independent accountant to audit its financial statements for the fiscal years ended July 31, 2011, 2012, and 2013. Sulley Decl., p. 3, Exs. C, E.

Tamir filed Forms 10-K for the fiscal years ended July 31, 2011, and 2012, on April 25, 2013. It filed a Form 10-Q for the quarter ended April 30, 2011, on May 1, 2013, a Form 10-Q/A for the period ended January 31, 2013, on May 6, 2013, Forms 10-Q for the quarters ending October 31, 2011, October 31, 2012, and January 31, 2012, on May 7, 2013, and a Form 10-Q for the period ended April 30, 2012, on May 10, 2013.

Tamir's past three annual reports all contain a statement from its auditors that the financial conditions of the company "raise substantial doubt about the Company's ability to continue as a going concern." In its most recent annual report, a Form 10-K for the fiscal year ended July 31, 2012, filed on April 25, 2013, its auditors noted that Tamir "has incurred significant losses from operations, has a working capital deficiency of $5,438,254 and has an accumulated deficit of $107,007,490 as of July 31, 2012." Form 10-K (July 31, 2012), p. F-2. Tamir estimates that the $1 million private placement it conducted in December 2012 will fund its planned activities through September 30, 2013, and it warns that "[w]hile we need to raise significant additional funds, we currently have no committed sources of additional capital, and there can be no assurance that any financial arrangements will be available in amounts or on terms acceptable to us, if at all." Id., p. 15.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Tamir failed to timely file its required periodic reports for any period after the quarter ended January 31, 2011, and remained delinquent until it began filing its past-due reports on April 25, 2013, three months after this proceeding was instituted.[2] Accordingly, Tamir violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id., p. 439.

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[2] Tamir states that it opposes the Division's Motion "on the grounds that there are genuine issues of material fact;" however, Tamir never identifies any genuine issues of material fact. Opposition, p. 1. Tamir's period of delinquency is undisputed and Tamir has conceded to that fact. Opposition, p. 2; Answer, p. 3. See Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225 (upholding the use of summary disposition by an Administrative Law Judge where respondent conceded that it failed to make required periodic filings under Exchange Act Section 13(a)).

Tamir's violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id., p. 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Tamir's violations are also recurrent in that it repeatedly failed to file periodic reports for approximately two years and did not attempt to return to compliance until it was charged in this proceeding. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). With respect to culpability, the record shows that Tamir knew of its reporting obligations, but failed to comply with them.

Tamir's efforts to remedy its past violations, by filing all of its past due periodic reports, and its stated effort to ensure future compliance, are mitigating factors, but I am not convinced that a sanction other than revocation is appropriate in this case. Tamir argues that this case is nearly identical to the situation presented in e-Smart Technologies, Inc.; however, I do not read the Commission's opinion in e-Smart as broadly as Tamir does. 57 S.E.C. 964 (2004). In e-Smart, the Commission remanded the case to the administrative law judge to determine whether "one of the premises underlying the law judge's sanctioning determination – that [respondent] could not readily remedy its reporting problems – no longer appeared valid," in light of the fact that, shortly following the administrative law judge's decision, respondent filed some of its past-due periodic reports, including audited financial statements. Id., pp. 965-66. The Commission noted that a respondent's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors,'" but stated that its decision was "dependent on the particular facts and circumstances involved, and should not be construed as suggesting that a determination to revoke an issuer's registration will be reconsidered simply because the issuer has returned to reporting compliance and begun to submit long overdue filings." Id., p. 970 & n.18.

The fact that Tamir has now filed all of its past due periodic reports is an important mitigating factor, but the fact remains that Tamir's shareholders and the market were without current and accurate financial information for approximately two years, which is a serious violation of the securities laws. Tamir represents that the $1 million private placement it conducted in December 2012 provided the funds necessary to prepare its delinquent reports; however, as stated in Tamir's most recent Form 10-K, Tamir has a working capital deficiency of $5,438,254, an accumulated deficit of $107,007,490, and only expects the $1 million to fund its activities through September 2013. Furthermore, as noted by the Division, Tamir had the resources necessary to comply with its reporting obligations as of December 2012, but did not do so at that time. Reply, p. 3. This proceeding was instituted on January 25, 2013, but Tamir did not engage an auditor to prepare its delinquent periodic reports until March 25, 2013, over three weeks after the prehearing conference in this matter was held and the summary disposition schedule was set. Tamir's efforts to remedy its past violations and assurances against future violations are accordingly inadequate, and do not fully mitigate its misconduct.

Tamir also argues that revocation of its securities registration would only serve to harm Tarmir's stockholders and investors. Opposition, pp. 4, 7. The Commission has stated, however, that "any harm to existing shareholders is not the determining factor in evaluating whether an issuer's securities registration should be revoked." Nature's Sunshine Prods., Inc., 95 SEC Docket at 13500-01. Existing and prospective shareholders are both harmed when required periodic reports are not available and they cannot make informed investment decisions. See id.

A suspension of Tamir's registration for a period of twelve months is not an appropriate disposition based on the facts and the law as they have been set forth above. Rather, revocation of the registration of Tamir's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

It is hereby ORDERED that the Division's Motion is GRANTED.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Tamir Biotechnology, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge

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